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EXHIBIT 5

October 1, 2001

Ladies and Gentlemen:

As General Counsel and Secretary for The Reynolds and Reynolds Company (the "Company"), I am familiar with the Amended Articles of Incorporation of the Company under the laws of the State of Ohio, its Amended and Restated Consolidated Code of Regulations, and the respective actions taken by the Company's shareholders and its Board of Directors in connection therewith, and all subsequent corporate proceedings with respect thereto.

In addition, I am familiar with the preparation of this Registration Statement on Form S-8 currently being filed with the Securities and Exchange Commission registering 3,000,000 Class A Common Shares (the "Shares") issuable under the Company's Stock Option Plan—1995, the Company's 1996 Shares Plan and the Company's 2001 Shares Plan (collectively, the "Plans").

I am also familiar with the business activities of the Company and have examined corporate minute books, records and such other documents as I have deemed necessary in order to render to you the following opinion.

Based upon the foregoing, I am of the opinion that:

1.
The Company has been duly organized and is a validly existing corporation in good standing under the laws of the State of Ohio.

2.
The Company has duly authorized the issuance of the Shares issuable pursuant to each of the Plans and, when issued in accordance with the terms and conditions of each Plan, such Class A Common Shares, when sold, will be legally issued, fully paid and non-assessable.

Very truly yours,

/s/ Douglas M. Ventura

Douglas M. Ventura
General Counsel
and Secretary

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  EXHIBIT 5